January 10, 2006

Zip+4 Code: 20549-3561

<u>Via Fax & U.S. Mail</u>

Mr. Thomas R. McGuire
Chairman and Chief Executive Officer
The Coast Distribution System, Inc.
350 Woodview Avenue
Morgan Hill, California 95037

RE: The Coast Distribution System, Inc.
        Form 10-K for the year ended December 31, 2004
        File No. 001-09511

Dear Mr. McGuire :

We have completed our review of your Form 10-K and related filings and do not, at this time,
have any further comments.

                                        Sincerely,

                                        David R. Humphrey
                                        Branch Chief

Via facsimile: Ms. Sandra Knell, Chief Financial Officer
                (408) 782-8601